# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AB CARVAL CREDIT OPPORTUNITIES FUND, CIK 0002012326
CUSIP: 00254M104
Title of class of securities: Advisor Class
Address of issuer's principal executive offices: 1601 Utica Avenue South, Suite 1000, Minneapolis, Minnesota (MN), 55416
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000898432-24-000851
Filed by CIK 0002041781

## Reporting persons
- HARMSWORTH PENSION SCHEME: type of reporting person: employee benefit plan or endowment fund (EP), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,329,921; sole dispositive power 0; shared dispositive power 2,329,921; aggregate amount beneficially owned 2,329,921 (10% of the class)
  Comment: (1) Northcliffe Trustees Limited ("Trustee") serves as the trustee to the Harmsworth Pension Scheme, a pension fund organized under the laws of the United Kingdom ("Pension Fund"). The Pension Fund is the beneficial owner of 2,329,921 shares of the Issuer. The Trustee is filing this Schedule 13G Amendment on behalf of itself since it may be deemed to be the beneficial owner of the shares in its role as trustee since it has voting control and/or power to direct the disposition of the shares held by the Pension Fund. However, in accordance with Rule 13d-4, Trustee expressly disclaims beneficial ownership of the shares. In addition, both the Trustee and Pension Fund disclaim that they are members of a group.
  
  (2) Calculations are based on 23,346,894 shares of common stock outstanding as of February 27, 2025, as disclosed by the Issuer. The percentage of shares beneficially owned by the Reporting Person is 9.9796 percent, and the amount reported herein has been rounded to the nearest one-tenth of a percent, as required by the Schedule.
- Northcliffe Trustees Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,329,921; sole dispositive power 0; shared dispositive power 2,329,921; aggregate amount beneficially owned 2,329,921 (10% of the class)
  Comment: (1) Northcliffe Trustees Limited ("Trustee") serves as the trustee to the Harmsworth Pension Scheme, a pension fund organized under the laws of the United Kingdom ("Pension Fund"). The Pension Fund is the beneficial owner of 2,329,921 shares of the Issuer. The Trustee is filing this Schedule 13G Amendment on behalf of itself since it may be deemed to be the beneficial owner of the shares in its role as trustee since it has voting control and/or power to direct the disposition of the shares held by the Pension Fund. However, in accordance with Rule 13d-4, Trustee expressly disclaims beneficial ownership of the shares. In addition, both the Trustee and Pension Fund disclaim that they are members of a group.
  
  (2) Calculations are based on 23,346,894 shares of common stock outstanding as of February 27, 2025, as disclosed by the Issuer. The percentage of shares beneficially owned by the Reporting Person is 9.9796 percent, and the amount reported herein has been rounded to the nearest one-tenth of a percent, as required by the Schedule.

## Item 1. Issuer
Name of issuer: AB CARVAL CREDIT OPPORTUNITIES FUND
Address of issuer's principal executive offices: 1601 Utica Avenue South, Suite 1000, Minneapolis, Minnesota, 55416

## Item 2. Person Filing
Name of person filing: Harmsworth Pension Scheme, Northcliffe Trustees Limited
Address of principal business office or, if none, residence:
Harmsworth Pension Scheme
2 Derry Street
Kensington, London
United Kingdom, W8 5TT

Northcliffe Trustees Limited
Northcliffe House
2 Derry Street
Kensington, London
United Kingdom, W8 5TT
Citizenship:
Harmsworth Pension Scheme is a corporate pension based in London, United Kingdom

Northcliffe Trustees Limited is a private investment firm based in London, United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail:
Harmsworth Pension Scheme is a corporate pension based in London, United Kingdom

Northcliffe Trustees Limited is a private investment firm based in London, United Kingdom

## Item 4. Ownership
Amount beneficially owned: 2,329,921
Percent of class: 10.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,329,921
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,329,921

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement dated October 24, 2024, incorporated by reference to Exhibit 99.1 of the Schedule 13G filed October 30, 2024, https://www.sec.gov/Archives/edgar/data/2012326/000089843224000851/exhibit99-1.htm.

## Signatures
- HARMSWORTH PENSION SCHEME: /s/ Giustino Palazzetti, BY: NORTHCLIFFE TRUSTEES LIMITED, solely in its capacity as Trustee, By: Giustino Palazzetti, Group Head of Pension Investment (04/09/2025)
- Northcliffe Trustees Ltd: /s/ Giustino Palazzetti, Giustino Palazzetti, Group Head of Pension Investment (04/09/2025)